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                                                                    EXHIBIT 99.1


FOR IMMEDIATE RELEASE

                                            Contact:  Gundolf Moritz
                                                      SAP AG
                                                      +49-6227-7-44872
                                                          -or-
                                                      Stefan Gruber
                                                      SAP AG
                                                      +1-212-404-1323
                                                          -or-
                                                      David Lowy
                                                      Taylor Rafferty
                                                      +1-212-889-4350


SAP ACHIEVES STRONG FIRST QUARTER RESULTS; NET INCOME RISES SHARPLY

     o Revenues up 29% to E1.5 billion
     o Software revenues up 24% to E458 million
     o Operating margin improves significantly

WALLDORF, Germany - April 19, 2001 - SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced its results for the quarter ended March 31, 2001.

In the first quarter of 2001, revenues increased 29% over the same period last year to E1.5 billion (2000: E1.2 billion). Earnings before interest, taxes, depreciation and amortization ("EBITDA") rose to E259 million (2000: E-62 million). First quarter 2001 operating income before charges for stock-based compensation programs (STAR and LTI) rose 82% to E233 million (2000: E128 million), resulting in an improvement of the respective operating margin to about 15%, up from 11% in the first quarter of 2000. Net income for the first quarter 2001 grew 109% to E117 million (2000: E56 million). Earnings per ordinary share for the quarter was E0.36 (2000: E0.18).

"SAP's product offering is broader and more functional than ever before. Our focused e-business strategy is paying off as we continue to expand our technological and market leadership," said Hasso Plattner, Co-Chairman and CEO of SAP AG. "Matched with our unique industry knowledge, customers receive the best return ever on their software investment."

In the quarter, revenues in Europe, the Middle East and Africa (EMEA) region increased 31% to E796 million (2000: E608 million) and in the Asia-Pacific region (APA) revenues were up 28% to E178 million (2000: E139 million). Revenues in the Americas region rose 26% to E550 million (2000: E436 million). At constant currency rates, revenues in the Americas rose 20%.

"SAP is extremely well positioned to compete in a more complex and challenging software sales environment," said Henning Kagermann, Co-Chairman and CEO of SAP AG. "We've become more

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efficient, and our sales force is better equipped to demonstrate the competitive advantages offered by our e-business solutions. Our geographic strength is reflected in the balanced nature of our sales figures."

Although the current environment is challenging, SAP remains confident about expectations for its operations through the first three quarters of this year. For the nine months ending September 30, 2001, the company expects that revenue will slightly exceed the 23% growth rate achieved in fiscal year 2000. Operating margins (before stock-based compensation programs and acquisition-related charges) for the nine months are expected to increase by 1-2 percentage points over the 14% reached over the first nine months of 2000.

Product revenues in the first quarter rose 27% to E943 million (2000: E742 million). License revenues grew 24% to E458 million (2000: E369 million). Consulting revenues increased 38% to E458 million (2000: E332 million). Training revenues were up 15% to E109 million (2000: E95 million).

The number of full-time equivalent employees at March 31, 2001, was 25,218, a 14% increase over the number at March 31, 2000. Since December 31, 2000, SAP has added more than 1,000 new employees.

For the first time, the company has provided additional information on revenues from certain specific software solutions. In the first quarter of 2001, software revenues related to mySAP CRM (Customer Relationship Management) reached roughly E67 million, while mySAP SCM (Supply Chain Management) related revenues totaled around E103 million. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts which are allocated based on usage surveys.

FIRST QUARTER HIGHLIGHTS

     o MYSAP.COM CONTRACTS IN THE QUARTER include Globe & Mail, Molson and City of Ottawa in the Americas; Agfa-Gevaert, Cable & Wireless, Akzo Nobel, and Vivendi Universal in EMEA; and Yamaha, CLP Power Hong Kong and Samsung in Asia/Pacific.

     o SAP ANNOUNCED PLANS TO MERGE ITS TWO SHARE CLASSES to create a one-share/one-vote structure, which will improve transparency and offer SAP greater flexibility. Under the plan, preference shares would be converted on a 1-to-1 basis into fully voting ordinary shares. The plan requires approval at the Annual General Meeting in May.

     o SAP ANNOUNCED TO ACQUIRE TOPTIER SOFTWARE, an SAP partner that has market leading technologies and know-how in creating enterprise portals. TopTier has development labs in Tel Aviv, Israel and San Jose, California.

     o SAP WILL CREATE A NEW COMPANY, SAP PORTALS, dedicated to developing and marketing comprehensive, open-enterprise portal and business intelligence products. SAP Portals will be a global company with headquarters in Palo Alto, Calif. and will initially employ more than 700 people. SAP Portals will combine TopTier Software with SAP's existing efforts in enterprise portals. The mySAP Workplace, SAP's enterprise portal offering, integrates mySAP e-business solutions and non-SAP components to deliver up-to-date, role-based

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         information, applications and services that people need to perform their everyday jobs. One of the first assignments of SAP Portals will be to create a portal for the new joint venture between SAP and Yahoo!

CONFERENCE CALL/WEBCAST/SUPPORTING SLIDES

SAP senior management will host a conference call today at 5:00 PM (CET) / 4:00 PM (GMT) / 11:00 AM (Eastern) / 8:00 AM (Pacific). The conference call will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well. Slides related to today's announcement will be used during the conference call and are also available on the SAP website.


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REVENUE BY REGION (IN E MILLIONS)

                                                                         LICENSE      LICENSE
                                   REVENUE      REVENUE                  REVENUES     REVENUES
                                   1Q 2001      1Q 2000     % CHANGE     1Q 2001      1Q 2000
                                   -------      -------     --------     --------     --------
Total .......................       1,524        1,183        29%          458          369
 - at constant currency rates                                 28%
EMEA ........................         796          608        31%          264          211
 - at constant currency rates                                 31%
Asia Pacific ................         178          139        28%           66           45
 - at constant currency rates                                 34%
Americas ....................         550          436        26%          128          113
 - at constant currency rates                                 20%


Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the SEC, including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.


SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com

                                      # # #

                               (Tables to follow)

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                                     - 10 -


CONSOLIDATED INCOME STATEMENTS - 1ST QUARTER
SAP Group (in E millions)

                                                2001       2000       CHANGE
                                               ------     ------      ------
                       Software revenue           458        369         24%
                       Maintenance revenue        485        373         30%
            Product revenue                       943        742         27%
                       Consulting revenue         458        332         38%
                       Training revenue           109         95         15%
            Service revenue                       567        427         33%
            Other revenue                          14         14          0%
                                               ------     ------      -----
TOTAL REVENUE                                   1,524      1,183         29%
                                               ------     ------      -----

            Cost of product                      -197       -153         29%
            Cost of service                      -456       -428          7%
            Research and development             -206       -255       -19%
            Sales and marketing                  -365       -336          9%
            General and administration            -86       -115       -25%
            Other income/expenses, net             -8         -7         14%
                                               ------     ------      -----
TOTAL OPERATING EXPENSE                        -1,318     -1,294         2%

OPERATING INCOME                                  206       -111        286%
                                               ------     ------      -----

Other non-operating income/
expenses, net                                       5        -32        116%
Financial income, net                             -17        238       -107%
                                               ------     ------      -----
INCOME BEFORE INCOME TAXES                        194         95        104%
                                               ------     ------      -----

Income taxes                                      -74        -38         95%
Minority interest                                  -3         -1        200%
                                               ------     ------      -----
NET INCOME                                        117         56        109%

BASIC EARNINGS PER SHARE (IN E)
            Ordinary shares                      0.36       0.18        100%
            Preference shares                    0.37       0.19         95%



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                                     - 11 -


CONSOLIDATED INCOME STATEMENTS - 1ST QUARTER
SAP Group (in E millions)

Additional Information


                                    2001     2000      CHANGE
                                    ----     ----      ------
Operating Income                    206      -111       286%
Depreciation & Amortization          53        49         8%
                                    ---      ----       ---
EBITDA                              259       -62       518%
  AS A % OF SALES                    17%       -5%
                                    ---      ----       ---

Operating Income                    206      -111       286%
Total Stock Based Compensation       27       239       -89%
                                    ---      ----       ---
OPERATING INCOME EXCLUDING
STOCK BASED COMPENSATION            233       128        82%
  AS A % OF  SALES                   15%       11%
                                    ---      ----       ---


Income before income taxes          194        95       104%
Income taxes                         74        38        95%
                                    ---      ----       ---
EFFECTIVE TAX RATE                   38%       40%
                                    ---      ----       ---


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                                     - 12 -


CONSOLIDATED BALANCE SHEET
SAP Group (in E millions)



ASSETS

                                                           03/31/2001  12/31/2000
                                                           ----------  ----------
INTANGIBLE ASSETS                                               110        116
PROPERTY, PLANT AND EQUIPMENT                                   913        871
FINANCIAL ASSETS                                                547        604
FIXED ASSETS                                                  1,570      1,591

INVENTORIES/ACCOUNTS RECEIVABLES                              2,332      2,393
LIQUID ASSETS                                                 1,589      1,182
CURRENT ASSETS                                                3,921      3,575

DEFERRED TAXES                                                  260        305

PREPAID EXPENSES                                                132        115

                                                              -----      -----
TOTAL ASSETS                                                  5,883      5,586
                                                              -----      -----

SHAREHOLDERS' EQUITY AND LIABILITIES

                                                           03/31/2001  12/31/2000
                                                           ----------  ----------
SHAREHOLDERS' EQUITY                                          2,790      2,894(1)

MINORITY INTEREST                                                60         61

RESERVES AND ACCRUED LIABILITIES                                943      1,435

OTHER LIABILITIES                                               983        831

DEFERRED INCOME                                               1,107        365
                                                              -----      -----

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                    5,883      5,586
                                                              -----      -----

DAYS SALES OUTSTANDING                                           94         93

1) includes temporary equity of E 409.5 million